Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-12(b) and 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

Mylan’s Q1 2015 Earnings and Offer to Acquire Perrigo

Creating a one-of-a-kind global healthcare company

May 5, 2015

Legal Matters

IRISH LAW RESTRICTIONS ON CERTAIN INFORMATION

Mylan‘s offer for Perrigo is governed by the Irish Takeover Rules. Under the Irish Takeover Rules, Mylan management is prohibited from discussing any material new information or significant new opinions which have not been publicly announced. Any person interested in shares in Mylan or Perrigo is encouraged to consult their professional advisers.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication, save that the only responsibility accepted by the directors of Mylan in respect of the information in this communication relating to Perrigo, Perrigo‘s subsidiaries and subsidiary undertakings, the Perrigo Board and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the Irish Takeover Rules ), if any person is, or becomes, interested‘ (directly or indirectly) in, 1% or more of any class of relevant securities‘ of Perrigo Company plc ( Perrigo ) or Mylan, all dealings‘ in any relevant securities‘ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such relevant securities‘) must be publicly disclosed by not later than 3:30 pm (New York time) on the business‘ day following the date of the relevant transaction. This requirement will continue until the date on which the offer period‘ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an interest‘ in relevant securities‘ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all dealings‘ in relevant securities‘ of Perrigo by Mylan or relevant securities‘ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the business‘ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose relevant securities‘ dealings‘ should be disclosed, can be found on the Irish Takeover Panel‘s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an interest‘ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel‘s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel‘s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the proposed transaction and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the proposed transaction or any matter referred to herein.

2

Legal Matters

ADDITIONAL INFORMATION

In connection with the offer, Mylan anticipates filing certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, a Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) on May 5, 2015 (which Registration Statement has not yet been declared effective) and a preliminary proxy statement on Schedule 14A on May 5, 2015. In connection with the offer, Mylan intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the offer. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@Mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

A copy of this communication and any other communication issued by or on behalf of Mylan in relation to the offer, will be available free of charge at the following website: Perrigotransaction.Mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. Perrigo is a registered trademark of L. Perrigo Company.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the offer under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in the Mylan proxy statement/prospectus on Form S-4 filed with the SEC on December 23, 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015 and amended on April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

TRADEMARK DISCLAIMER

All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties’ trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with, or endorsement or sponsorship of Mylan by such other party.

Legal Matters

FORWARD-LOOKING STATEMENTS

This communication contains —forward-looking statements.? These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform

Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo by Mylan (the —Perrigo Proposal?),

Mylan‘s acquisition (the —Abbott Transaction?) of Mylan Inc. and Abbott Laboratories‘ (—Abbott?) non-U.S. developed markets specialty and branded generics business (the

—Abbott Business?), the benefits and synergies of the Perrigo Proposal or Abbott Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan‘s, Perrigo‘s, or the combined company‘s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as —will,? —may,? —could,? —should,? —would,? —project,? —believe,? —anticipate,? —expect,? —plan,? —estimate,? —forecast,? —potential,? —intend,? —continue,? —target? and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, whether Mylan shareholders will provide the requisite approvals for the Perrigo Proposal, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the Abbott Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the Abbott Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the Abbott Transaction; the retention of certain key employees of Perrigo and the Abbott Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the Abbott Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the Abbott Business; expected or targeted future financial and operating performance and results; challenges to our business and strategic plans posed by the recent unsolicited business proposal made by a large competitor to acquire all of our outstanding shares; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an —at-risk launch?); success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan‘s business activities, see the risks described in Mylan Inc.‘s Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings with the SEC. These risks, as well as other risks associated with the Company, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 and the proxy statement that Mylan anticipates filing with the SEC on May 5, 2015 in connection with the Perrigo Proposal. You can access Mylan‘s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so.

Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication. Long-term targets, including, but not limited to, 2018 targets, do not represent Company guidance.

4

Legal Matters

NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under accounting principles generally accepted in the United States ( GAAP ). These non-GAAP financial measures, including, but not limited to, adjusted diluted EPS, adjusted cash provided by operating activities, adjusted gross margin, adjusted R&D as a percentage of total revenue, adjusted SG&A as a percentage of total revenue, adjusted net earnings, adjusted effective tax rate, constant currency total revenues, constant currency third-party net sales and adjusted EBITDA are presented in order to supplement investors‘ and other readers‘ understanding and assessment of Mylan‘s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. In addition, Mylan believes that presenting adjusted EBITDA is appropriate to provide additional information to investors to demonstrate Mylan‘s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess Mylan‘s ability to incur additional indebtedness. We also report sales performance using the non-GAAP financial measure of constant currency total revenue and third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year‘s foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and believe that this presentation also provides useful information to investors for the same reason. The slide Summary of Revenues by Segment in the Appendix compares third-party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the generic segments for the quarters ended March 31, 2015 and March 31, 2014. Also, set forth in the Appendix, Mylan has provided reconciliations of such non-GAAP financial measures with respect to Mylan, to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

NO PROFIT FORECAST / ASSET VALUATIONS

To the extent that the Mylan quarterly results and/or the calendar year 2015 guidance contained or summarized in this document constitute a profit forecast for the purposes of Rule 28 of the Irish Takeover Panel Act, Takeover Rules, 2013, such results and/or guidance will (unless the Irish Takeover Panel consents otherwise) be reported on in accordance with that rule at the appropriate time. Except as described in the previous sentence, no statement in this communication is intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or less than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SYNERGY STATEMENT

There are various material assumptions underlying the statement relating to $800 million of synergies (the Synergy Statement ), which may result in the value in the

Synergy Statement being materially greater or less than estimated. The Synergy Statement should therefore be read in conjunction with the key assumptions underlying such estimates which are set out in Mylan‘s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on 24 April 2015 (the 2.5 Announcement ).

The Synergy Statement should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following this announcement would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.

The Synergy Statement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of PricewaterhouseCoopers and (ii) Goldman Sachs International. Copies of their respective reports are included in Appendix IV and Appendix V to the 2.5 Announcement.

5

Agenda

Q1 2015 Earnings

Perrigo Deal Strategic Rationale

Mylan + Perrigo: Redefining the Delivery of Global Healthcare

A Highly Compelling Offer

6

Q1 2015 Highlights

Mylan delivered solid Q1 performance

+15%

$2,000

$1,500

Generics: +15%

Revenue Q1 2015

$1,000 +8% Q1 2014 $ in millions

+33%

+12%

$500

+8%

0

Total North American European Rest of World Specialty Mylan Generics Generics Generics

*Total Mylan growth reflects the quarter-over-quarter comparison of total revenues. Segment and region growth reflects the quarter-over-quarter comparison of third-party net sales. All growth rates are stated on a constant currency basis. Constant currency growth rates are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most direct comparable GAAP financial measures. Source: Mylan Q1 2015 Earnings (5-May-2015)

7

Additional Q1 2015 Highlights

•	Successfully completed the acquisition of

Abbott‘s non-U.S. developed markets specialty and branded generics business

•	Integration efforts continue to progress well
•	Made good progress on strategic growth drivers
8

Q1 2015 Financial Results

$ millions, except EPS Q1 2015 Q-o-Q Growth 2015 Guidance Y-o-Y Growth

Total Revenue $1,872 15% (cc)** $9,600-$10,100 33% (cc) Gross Margin* 53% 240 bps 53%-55% 160 bps R&D as % of Revenue* 8% 130 bps 6.5%-7.5% 70 bps SG&A as % of Revenue* 22% 130 bps 19%-21% (30) bps EBITDA* $505 10% $2,900-$3,300 31% Net Earnings* $309 19% $1,975-$2,150 46%

Diluted EPS* $0.70 6% $4.00-$4.30 21% (cc) Operating Cash Flow* $336 17% $1,600-$1,800 40% Capital Expenditures $48 (33%) $400-$500 38% Effective Tax Rate* 20% (500) bps 19%-21% 500 bps

Diluted Share Count 444 12% 495-500 25%

*Adjusted metrics

**(cc) refers to constant currency

Adjusted metrics and constant currency measures are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures. Source: Mylan Q1 2015 Earnings (5-May-2015) Note: Quarter-over-Quarter (Q-o-Q) growth compares Q1 2015 actual results to Q1 2014 actual results. Year-over-Year (Y-o-Y) growth compares 2015 guidance midpoints to 2014 actual results. 9

Agenda

•	Q1 2015 Earnings
•	Perrigo Deal Strategic Rationale
•	Mylan + Perrigo: Redefining the Delivery of Global Healthcare
•	A Highly Compelling Offer

Mylan + Perrigo: Redefining the Delivery of Global Healthcare

Integrated, global commercial platform with unmatched reach and impact

Unprecedented, massive global manufacturing platform and supply chain

Well positioned for future growth

•	Operational leverage across all customer channels with an unmatched ability to deliver products and services
•	One of the industry’s broadest and most diversified portfolios with leadership and critical mass in Gx, Rx and OTC
•	Robust pipeline and shared commitment to R&D
•	Immense reach across channels around the world that strategically enhances market positions and customer relationships, and provides entry into new geographic markets
•	Unmatched quality, scale, flexibility and vertical integration to deliver the reliability and cost advantages customers demand
•	70 manufacturing sites around the world(1)
•	One-of-a-kind profile within the industry with the ability to maximize evolving industry dynamics and capitalize on key trends
•	Stronger, larger and more diverse platform with ~$15.3 billion pro forma revenues in 2014(2), significant free cash flow and adjusted EPS accretion on a fully synergized basis
•	Numerous opportunities for organic and external expansion

1 Adds 31 for Perrigo (source: Perrigo: Investor presentation: “Creating Superior Value for Shareholders” dated 21-Apr-2015) with 39 from Mylan (source: Mylan prospectus supplement dated 30-Mar-2015)

2 Source: Perrigo LTM pro forma revenue as of 31-Dec-2014 based on public filings (10K and 10Q) plus $1.4bn of Omega LTM 31-Dec-2014 sales based on Perrigo / Omega closing press release (30-Mar-2015). LTM Mylan pro forma for Abbott s non-US developed markets and branded generics business as of 31-Dec-2014 per 8K filed on 26-Mar-2015.

Transaction Aligns With and Expands Strategic Growth Drivers

+ OTC

Transaction Benefits All Stakeholders

Customers Ability to better serve our customers with a broader portfolio of products and larger, cost-advantaged manufacturing platform

Patients Better positioned to provide access to a broad range of affordable and high-quality medicine in developing and developed countries

Employees More opportunities for employees in a larger and stronger business that can invest more in employee development

Partners Enhances Mylan‘s position as a partner of choice

Shareholders Opportunity for greater value creation for shareholders

Creditors & Enhanced position for creditors and suppliers as a result of increased

Suppliers scale and significant free cash flows

Mylan: Proven Track Record as an Acquirer

2006

2007

Generics and specialty pharmaceutical business

2013Non-US developed markets specialty and branded generics business

Fully vertical global operational platform after acquisitions of Matrix, Merck generics and specialty pharmaceutical business and Agila

Track record of achieving and exceeding synergy targets in past transactions

Delivered acquisition synergies of ~$500 million from Merck transaction – 100% ahead of target1

Disciplined approach to acquisitions based on complementary assets and/or technologies

1 Source: Mylan 2013 Analyst Day Presentation and initial year three synergy target of $250mm per Merck KGaA generics business acquisition transcript on 14-May-2007

Mylan: Consistent Execution and Value Creation

Total Revenue(1)

11% CAGR $9.9

$7.7

$6.8 $6.9

$6.1

$5.1 $5.5

$4.7

2008* 2009* 2010 2011 2012 2013 2014 2015**

Adjusted EBITDA1

$3.1

17% CAGR

$2.4

$1.9 $2.0

$1.7

$1.4

$1.3

$1.0

2008 2009 2010 2011 2012 2013 2014 2015**

Adjusted Diluted EPS1

$4.15

27% CAGR

$3.56

$2.89

$2.59

$2.04

$1.61

$1.30

$0.80

2008 2009 2010 2011 2012 2013 2014 2015**

Mylan 3-year TSR vs. benchmarks2

50% Mylan more 40% than double the S&P 500 36.2%

30%

23.8% 20% 16.1% 10%

0%

S&P 500 S&P 500 Mylan Pharmaceuticals

1 Source: $ in billions, except per share data. Source: Mylan prospectus supplement dated 30-Mar-2015. Note: *2008 and 2009 represent total adjusted revenue. Note: **2015 figures represent the mid-point of 2015 financial guidance ranges. Note: All CAGRs calculated based on 2008 – 2015 guidance mid-point data. Adjusted EBITDA and adjusted diluted EPS are non-GAAP financial measures.

2 Source: Annualized equivalent TSR monthly data per Bloomberg and reflects total return (including price appreciation and reinvested dividends in index or security) as of 31-Mar-2015. “S&P

500 Pharmaceuticals” represents S5PHARX Index.

Agenda

•	Q1 2015 Earnings
•	Perrigo Deal Strategic Rationale
•	Mylan + Perrigo: Redefining the Delivery of Global Healthcare
•	A Highly Compelling Offer

Diversified and Differentiated Product Portfolio

- **Leadership and critical mass in Gx, Rx and OTC** with thousands of marketed products
  - Mylan's global market portfolio includes more than 1,400 generic, specialty and OTC products treating chronic conditions and acute needs[1]
  - Perrigo boasts 6,000 unique formulas plus 23,000 SKUs worldwide[2]
  - Significant "front and back" presence in retail and pharmacies
- **Further diversification through Perrigo's presence in nutritionals and veterinary products**

Product Profile

Mylan Today[3]	Perrigo Today[4]	Mylan + Perrigo[5]



2%
OTC
Specialty / Branded Gx
31%
Generics
67%



Generics
21%
OTC
76%
3%
Specialty / Branded Gx



OTC
29%
Generics
50%
21%
Specialty / Branded Gx

1 *Source: Mylan 2014 10-K filing*
2 *Source: Perrigo: Investor presentation "Creating Superior Value for Shareholders" (21-Apr-2015)*
3 *Source: Percentages from Mylan / Abbott 14-Jul-2014 investor presentations with updated total pro forma Mylan sales as of 31-Dec-2014 pro forma for Abbott's non-US developed markets and branded generics business as of 31-Dec-2014 per 8K filed on 26-Mar-2015.*
4 *Source: Percentages per Perrigo: Investor presentation "Creating Superior Value for Shareholders" (21-Apr-2015). Perrigo pro forma revenue as of 31-Dec-2014 based on public filings (10K and 10Q) plus $1.4bn of Omega LTM 31-Dec-2014 sales based on Perrigo / Omega closing press release (30-Mar-2015).Generics includes all of Perrigo's 'Rx' products as well as the 'API and Other' category.*
5 *Assumes Perrigo Rx products and 'API and Other' category included in 'Generics', Tysabri® royalty included in 'specialty / branded gx', and all other products included in 'OTC'. Tysabri® is a registered trademark of Biogen MA Inc.*

Mylan Seeing is believing

17

Robust Pipelines to Drive Growth

Track record of success in securing approvals positions combined company to bring hundreds of new products to market every year across therapeutic categories and dosage forms

Mylan

- More than 3,700 global filings pending regulatory approval[1]
- 269 ANDAs pending FDA approval, including 44 pending first-to-file (FTF) opportunities[2]

Mylan Generic Rx ANDA Approvals[3]
(for 2014)



47
28
28
23
17
16
14
14
14
12
Mylan
Apotex
Teva
Sun
Sandoz
Zydus
Actavis
Akorn
Lupin
Hetero

Perrigo

- 31 ANDAs pending FDA approval, 7 paragraph IV litigations and 9 projects in clinical studies[4]
- Identified more than 30 new product opportunities, representing >$3.5 billion brand value in 2015-17[4]
  - **Mylan can help assure successful maximization of these products including generic Nexium®, generic Lipitor®, re-launch of generic Mucinex®, generic Nasacort® and generic Flonase® through channel and geographic reach[5]**
- Perrigo expects $1 billion in total new products over the next three years[4]

1 Source: *Mylan prospectus supplement (30-Mar-2015)*
2 Source: *Mylan News Release titled "Mylan Launches First Generic Version of Generess Fe®" (7-Apr-2015). Generess Fe® is a registered trademark of Actavis, Inc.*
3 Source: *Mylan Q4 and 2014 Earnings presentation (2-Mar-2015)*
4 Source: *Perrigo: Investor presentation "Creating Superior Value for Shareholders" (21-Apr-2015)*
5 *Lipitor® is a registered trademark of Pfizer Ireland Pharmaceuticals Private Unlimited Liability Company. Mucinex® is a registered trademark of Reckitt Benckiser LLC. Nasacort® is a registered trademark of Aventis Pharmaceuticals Inc. Flonase® is a registered trademark of Glaxo Group Limited Corporation. Nexium® is a registered trademark of AstraZeneca AB.*

Mylan
Seeing is believing

18

Shared Commitment to R&D to Build Future Growth Drivers

Biologics

Other Complex Respiratory

Products

Rx to OTC

Extended Brand OTC

Topicals Expansion

In 2015 Mylan anticipates spending approximately $700 million on adjusted R&D1

Perrigo anticipates spending ~$150 million per year in new capabilities2

1	Source: Mylan 2015 guidance presentation dated March 2, 2015
2	Source: Midpoint of range given at Perrigo 2014 Analyst Day presentation (28-Feb-2014)

Unprecedented Global Manufacturing Platform and Supply Chain

Virginia, West Virginia,

Ohio, Vermont U.K.

Michigan Poland Japan Minnesota Hungary Illinois

Ireland Israel Mylan China Texas France New York Perrigo Mexico Singapore South India Puerto Rico Carolina

Brazil Australia

Footprint of 70 manufacturing sites around the world (39 Mylan; 31 Perrigo)1

Quality Reliability Flexibility

1 Adds 31 for Perrigo (source: Perrigo: Investor presentation: “Creating Superior Value for Shareholders” dated 21-Apr-2015) with 39 from Mylan (source: Mylan prospectus supplement dated 30-Mar-2015)

Difficult to Replicate Global Platform

Massive global scale and infrastructure with annual capacity of more than 100 billion tablets and capsules1

Quality, scale, flexibility and vertical integration to deliver the reliability and cost advantages customers demand

Proven ability to manage the global supply chain

Broad capabilities including active pharmaceutical ingredients, oral solid dose, injectables, semisolids, ointments/creams and liquids

Diverse and complex technology capabilities including respiratory, biologics, insulins and transdermals

1 Adds 50 billion oral solid dosage/year from Perrigo (source: Investor presentation “Creating Superior Value for Shareholders” (21-Apr-2015)) to 58 billion oral solid dosage/year from Mylan

(source: Mylan: prospectus supplement dated 30-Mar-2015)

Unique Consumer Focused Global Platform

- Combined organization boasts **broad portfolio of durable market-leading consumer-facing products** across specialty, branded generics, nutritionals and OTC

EPIPEN
Perforomist
INFLUVAC®
amitiza lubiprostone
AndroGel (testosterone gel) 1.62%
BRUFEN®
Creon
LACTACYD™
PARANIX™
Nytol
PHYSIOMER®
WARTNER®
XLS-MEDICAL™
JUNGLE FORMULA™

- **~76% of Perrigo's product portfolio is consumer facing** with leading positions in store brand consumer healthcare, nutritional and animal health products[1]

- Experienced commercial platform enhanced by Mylan **investment in its brand equity** across customer channels

1 Source: Perrigo: Investor presentation "Creating Superior Value for Shareholders" (21-Apr-2015)
2 Jungle Formula™ is a trademark of Omega Pharma Limited. Lactacyd™ is a trademark of Omega Pharma Innovation & Development. Nytol® is a registered trademark of Medtech Products Inc. Paranix™ is a trademark of Chefaro Ireland Ltd. Physiomer® is a registered trademark of Laboratoire de la Mer. Wartner® is a registered trademark of Wartner USA B.V. XLS-Medical™ is a trademark of Chefaro Ireland Ltd.

Mylan Seeing is believing
22

Unmatched Ability to Deliver for Customers

Retail & Wholesalers Governments Institutions Physicians

Pharmacy

Differentiated Supply Broad Product Service Operational Quality Offering Excellence Leverage Technologies Reliability

•	Operational leverage and critical mass across all customer channels with potential to distribute portfolio across channels—selling One Mylan around the world

•	Powerful platform to bring the most value to our customers through a broader range of products and services and meaningful healthcare solutions

•	Opportunity to leverage commercial best practices
•	Aligned with macro trends and industry environment with evolving distributor and payor dynamics and need for scale and reach—uniquely positioned to capture market share in >$37 billion of Rx to OTC switches(1)

1	Source: Barclays Global Healthcare Conference Perrigo presentation (11-Mar-2015) 23

Broad Geographic Reach, Providing Perrigo with Integrated Global Platform

•	Significantly de-risks Perrigo’s global expansion
•	Brings Perrigo‘s products to many new markets where Mylan has a strong existing commercial presence and infrastructure
•	Significant opportunity to optimize platforms in overlapping geographic regions
•	Leverages Mylan‘s recent acquisition from Abbott and Perrigo‘s recent acquisition of Omega to accelerate brand growth
•	Assets from Abbott brought Mylan an active sales organization in more than 40 markets with deep experience in specialty and branded generics, augmenting Mylan‘s generics salesforce in these regions
•	Complements Omega‘s OTC salesforce in Europe and maximizes opportunities from this acquisition
•	Enhances opportunities to serve patients in Europe and brings additional value to customers
•	Opens up new markets for Mylan products, e.g., Russia, Mexico, Israel
1
1	Source: Mylan 2014 10-K filing (~145 does not include any Perrigo countries or territories)

Strengthened North America Offering

Adding Perrigo’s large OTC and complementary generics portfolios to Mylan’s extensive, existing product offering and commercial organization will transform how healthcare is delivered in North America

•	Unique value proposition through diversity and breadth of portfolio that spans Gx, Rx and OTC
•	More than 400 Gx product families and approximately 2,000 SKUs across multiple therapeutic categories1
•	More than 400 OTC product formulas and 7,300 SKUs2
•	Deeper and stronger relationships with our mutual customers
•	Strengthen leadership position and broaden commercial offering with great majority of the U.S. retail market 2
•	Create new opportunities to serve patients by bridging the divide between traditional generics distribution and consumer facing retail business models
•	Supplier of choice with proven supply chain reliability and many facilities close to market to ensure agile supply and seasonal flexibility, based on cyclical consumer demand
•	Unmatched brand equity across every point in the patient‘s journey – from behind the counter to front-store consumer facing offerings, ensuring patient priorities always come first
1	IMS – MAT Q1 2015 – combined Mylan and Perrigo generic and branded generic portfolios as reported by IMS
2	Perrigo-Analyst-Day-2014-Presentation

Operational Synergies Accelerate Growth

Total Operational Synergies of at least $800 million1

•	Operational efficiencies

COGS • Limits need for further near-term expansion

•	Vertical integration and manufacturing rationalization
•	Overlapping R&D operations to allow for more efficient

R&D

and enhanced product development

Sales & Distribution • Opportunity to combine sales infrastructure G&A • Complementary operating platforms Revenue • Cross selling

•	Run-rate expected by the end of year four following the consummation of the offer

The synergy estimate was prepared using a sound process and was independently reported on by PwC and Goldman in accordance with the requirements of Rule 19(3)(b)(ii) of the Irish Takeover Rules

1 Source: As stated in Mylan s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on 24 April 2015. The Synergy Statement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of PricewaterhouseCoopers and (ii) Goldman Sachs International. Copies of their respective reports are included in Appendix IV and Appendix V of Mylan s Rule 2.5 announcement.

Strong Financial Profile

•	Combined enterprise expected to maintain investment grade credit rating
•	Substantial free cash flow driving rapid deleveraging and enhanced reinvestment
•	Transaction is accretive to adjusted EPS on a fully synergized basis
•	Approximately $15.3 billion in 2014 pro forma sales1
•	At least US$800 million of annual pre-tax operational synergies
•	Achievable by the end of year four following the consummation of the offer2
•	Well positioned for continued expansion through business development and acquisitions across business lines
•	Opportunity for even more meaningful growth with the strength of the combined businesses, rich pipeline of launches and opportunities to mean more to customers across business lines

1 Source: Perrigo LTM pro forma revenue as of 31-Dec-2014 based on public filings (10K and 10Q) plus $1.4bn of Omega LTM 31-Dec-2014 sales based on Perrigo / Omega closing press release (30-Mar-2015). LTM Mylan pro forma for Abbott s non-US developed markets specialty and branded generics business as of 31-Dec-2014 per 8K filed on 26-Mar-2015.

2 Source: As stated in Mylan s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on 24 April 2015. The Synergy Statement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of PricewaterhouseCoopers and (ii) Goldman Sachs International. Copies of their respective reports are included in Appendix IV and Appendix V of Mylan s Rule 2.5 announcement.

Agenda

•	Q1 2015 Earnings
•	Perrigo Deal Strategic Rationale
•	Mylan + Perrigo: Redefining the Delivery of Global Healthcare
•	A Highly Compelling Offer

Mylan Offer is a Highly Compelling Proposal

Highly attractive formal offer that provides Perrigo shareholders significant cash in-hand + ongoing value creation

Mylan raised its offer to acquire Perrigo on April 29, 2015

$75 in cash and 2.3 Mylan shares per Perrigo share

Values Perrigo at $232.23 per share based on Mylan’s closing share price of $68.36 on April 8, the first day of market reaction to the initial proposal Offer represents a multiple of approximately 25x calendar year 2014 EBITDA1

Perrigo shareholders will own approximately 39% of the combined company2

Committed offer with clear and certain path to completion

1 Pro forma for Perrigo’s recent acquisition of Omega Pharma. Perrigo’s pro forma 2014 EBITDA is based on Perrigo’s and Omega Pharma’s public filings.

2 Fully diluted ownership was computed based on information available on May 4, 2015. 29

Clear and Certain Path to Completion

Mylan is fully committed to completing this compelling combination

Filed Rule 2.5 announcement on April 24, 2015

•	Legally binding commitment to launch the offer

Committed financing in place

•	Mylan has already paid significant, non-refundable committed financing fees

Mylan has made a “hell or high water” commitment to obtain HSR clearance

•	Started pre-notification process with the European Commission

Offer is not conditional on due diligence

•	Customary conditions for an offer governed by the Irish Takeover Rules

Preparing tender offer documentation for Perrigo shareholders

Process required to secure Mylan shareholder vote underway

•	Mylan shareholder meeting expected to occur early in the third quarter
•	Confident in ability to secure approval from Mylan shareholders

Investors Strongly Supportive of Combination

125%

April 8: Mylan Announcement of Proposal to Acquire

120%

Perrigo

115%

Price d 110%

Inde xe

105%

100%

95%

1-Apr-2015 4-Apr-2015 7-Apr-2015 10-Apr-2015

Daily from 01-Apr-2015 to 10-Apr-2015

Mylan Perrigo S&P 500

Source: Bloomberg as of 10-Apr-2015.

Third-Parties Recognize Mylan-Perrigo as a Compelling Combination

"From a business combination perspective, **this makes sense to us** as it brings together two companies with arguably best-in-class operations in the generic (MYL) and OTC (PRGO) spaces. Therefore, a combined entity, which **could result in a best-of-breed, highly diversified generic Rx/OTC company**, and have meaningful potential for operational synergies, is conceptually appealing in our view." – BAML[1]

"We believe a combination between MYL and PRGO would **offer a unique value proposition to their customers** based on PRGO's unique "front of the store" OTC business combined with MYL's "behind the pharmacists counter" generics franchise." – Barclays[2]

"Complementary dosage forms would round out the combined portfolio: the **companies' portfolios could be highly complementary**, combining MYL's strengths in oral solids, injectables and inhalants, with PRGO's leadership in dermatologicals." – Wells Fargo[3]

We can say that the combination of these companies makes a lot of strategic sense to us… **MYL represents a de-risking as PRGO would otherwise be in a multi-year globalization phase.**" – Deutsche Bank[4]

"And we see combined EPS of ~$5.50-6.00 in 2017 (at a $225 deal with PRGO) **with a stock that would move into $80-90 range** (P/E of 15x) over the next year.– UBS[5]

"Following 1-2 years of underperformance (at PRGO), we think **shareholders might appreciate this opportunity**" – Stifel[6]

"We believe MYL's Chairman's letter to PRGO makes a compelling case for the business combination"
– Deutsche Bank[7]

"These two would be a match made in heaven"[8]
– Jim Cramer

1 *Bank of America Merrill Lynch, "MYL not waiting for an Rx to buy OTC", 8 April 2015*
2 *Barclays, "U.S. Specialty Pharmaceuticals Center of the Storm", 8 April 2015*
3 *Wells Fargo, "MYL: Initial Impressions Of The PRGO Proposal", 8 April 2015*
4 *Deutsche Bank, "Deal Could Make a Ton of Sense", 8 April 2015*
5 *UBS, "Mylan Attractive in Any of our Deal Scenarios", 21 April 2015*
6 *Stifel, "MYL Bid puts PRGO in Play", 8 April 2015*
7 *Deutsche Bank, "Deal Could Make a Ton of Sense", 8 April 2015*
8 *CNBC's Mad Money, 8 April 2015*

Mylan Seeing is believing

32

Cash Plus Substantial Adjusted EPS Accretion for Perrigo Shareholders

- Perrigo standalone is expected to deliver $7.50-$8.00[1] in 2015E adjusted EPS
- If the Mylan/ Perrigo deal were already completed, Perrigo shareholders would be expected to receive $10.00+ in 2015E adjusted EPS[2] PLUS $75 per share in cash



Perrigo Today
$7.75[1]
Perrigo Standalone 2015E adjusted EPS



Mylan + Perrigo
+32% Increase in adjusted EPS to Perrigo Shareholder
$10.23[2]
$75 per Share Cash
Perrigo + Mylan 2015E adjusted EPS to Perrigo Shareholder

1 Source: Perrigo: Investor presentation "Creating Superior Value for Shareholders" (21-Apr-2015). $7.75 represents the midpoint of Perrigo's non-GAAP guidance range for Adjusted Diluted EPS.

2 Source: Based on Perrigo's 2015E Adjusted Diluted EPS guidance per its 21-Apr-2015 investor presentation and the midpoint of Mylan's 2015E Adjusted EPS guidance per its press release dated March 2, 2015. Includes $800mm of synergies, taxed at a blended tax rate. Diluted share counts based on latest SEC filings, interest cost per Mylan press release dated April 24, 2015 and blended tax rates based upon midpoint of guidance ranges in Perrigo's April 21, 2015 investor presentation and Mylan's press release dated March 2, 2015. Pro forma adjusted EPS to Perrigo shareholders of $10.23 is based on an exchange ratio of 2.3 Mylan shares per Perrigo share.

Mylan Seeing is believing

33

How Does the Street Value Mylan's Offer for Perrigo?

Perrigo Claims March 10 is Unaffected Price...

Mylan Share Price on 10-Mar-2015	$ 55.31
Implied Perrigo Offer	$ 202.20
Implied Perrigo Enterprise Value	$ 33,878
Implied 2014A EBITDA Multiple	22x

...But the Market Showed Us Their View



$73
$68
$63
$58
$53
Closing Price (USD)
Announced Transaction
8-Apr-2015
$68.36
+15%
6-Apr
7-Apr
8-Apr

Mylan Share Price on 8-Apr-2015	$ 68.36
Implied Perrigo Offer	$ 232.23
Implied Perrigo Enterprise Value	$ 38,307
Implied 2014A EBITDA Multiple	25x

Selected Precedent Transactions

Date	Transaction	Size ($bn)	LTM EV / EBITDA
5-Feb-15	Pfizer / Hospira	$17	23x
17-Nov-14	Actavis / Allergan	$66	28x
6-May-14	Bayer / Merck (Consumer Care)	$14	21x

Implied Deal Value Based on Analyst Price Targets for Mylan Pro Forma with Perrigo[1]

Source	Leerink	RBC	Bernstein, UBS, JPM[2]	DB
Mylan Share Price	$80	$79	$75	$70
Implied Total Value of Offer	**$259**	**$257**	**$248**	**$236**
Implied 2014A EBITDA Multiple	28x	28x	27x	26x

Source: Bloomberg, Company Filings and Wall Street research

1 *The information on this page is based on targets provided by various analysts. The information is not intended to constitute a profit forecast for any period, nor should it be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. Sources include: Leerink, "Win-Win Scenarios in front of MYL," 9-April-2015; RBC, "Further Thoughts," 10-April-2015; Bernstein, "Not Much Enthusiasm Out There," 23-April-2015; UBS, "Joe Likely to Just Say No," 9-April-2015; JP Morgan, "MYL PRGO Offer Moves Forward," 24-April-2015; Deutsche Bank, "Teva-MYL Still Case to Beat," 24-April-2015.*

2 *JPM assumes midpoint of "mid-70's" price target.*

Mylan Seeing is believing

34

Clear Choice for Perrigo Shareholders

Immediate Value, Powerful Long-Term Growth Potential

Attractive and highly compelling cash and stock offer

Participation in continued growth of stronger company

A powerful global platform, de-risking Perrigo’s global expansion

Clear and certain path and timetable to closing

Proven execution by Mylan leadership team

Proven Track Record Executing on Strategy and Delivering Against Targets as an Acquirer Target of

at least

Adjusted diluted EPS growth1 $6.002

2008-2015 adjusted diluted $4.15 EPS Growth = 27% CAGR $3.56 $2.89 $2.59 $2.04 $1.61 $1.30 $0.80

2008 2009 2010 2011 2012 2013 2014 2015 2018

Non-US developed markets specialty and branded generics business Generics and specialty pharmaceutical business

Next 2007 2010 2012 2015 2015

1. Source: Mylan prospectus supplement dated 30-Mar-2015. Note: *2008 and 2009 represent total adjusted revenue. Note: **2015 figures represent the mid-point of 2015 financial guidance ranges. Note: All CAGRs calculated based on 2008 – 2015 guidance mid-point data. Adjusted diluted EPS is a non-GAAP financial measure.

2. Stated 2018 target; long-term target does not reflect company guidance. This is a target only. It is not intended to constitute a profit forecast under the Irish Takeover Rules.

Appendix

Reconciliation of Non-GAAP Metrics

Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the quarter ended March 31, 2015 compared to the respective prior year period:

(Unaudited; USD in millions, except per share amounts)	Three Months Ended March 31,			
	2015		2014	
GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS	$ 56.6	$ 0.13	$ 115.9	$ 0.29
Purchase accounting related amortization (primarily included in cost of sales)	144.0		103.7	
Litigation settlements, net	17.7		3.1	
Interest expense, primarily amortization of convertible debt discount	12.2		10.9	
Non-cash accretion and fair value adjustments of contingent consideration liability	9.2		8.4	
Clean energy investments pre-tax loss (a)	22.5		19.4	
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	78.8		23.4	
Restructuring and other special items included in:				
Cost of sales	8.0		10.3	
Research and development expense	17.9		0.9	
Selling, general and administrative expense	7.8		19.4	
Other income (expense), net	7.0		(3.0)	
Tax effect of the above items and other income tax related items	(72.6)		(52.0)	
Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$ 309.1	$ 0.70	$ 260.4	$ 0.66
Weighted average diluted ordinary shares outstanding	443.8		396.7	

a. *Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Code. The amount is not included in other expense (income), net in the Condensed Consolidated Statements of Operations.*

Mylan Seeing is believing

38

Reconciliation of Non-GAAP Metrics

Belowis a reconcil ation of GAAP net earnings attributable to Mylan N.V. to EBITDA and adjusted EBITDA for the quarter ended March 31,

2015 compared to the prior year period:

(Unaudited; USD in millions) Thrco Months Ended

March 31,

2015 2014

GAAP not earnings attributable to Mylan N.V. $ 56.6 s 115.9

Add adlllstmen1S:

Net contrlbuuon allriburable to lho noncor11roRing interest and equity melhod lnvestmerts 24.7 23.5

Income taxes 4.7 35.1

Interest expense 79.5 82.7

Depreciation and amortization 175.0 135.2

EBITOA $ 340.5 s 392.4

Add a stments:

SharEH>asedcompensation expense 19.2 15.4

Litigation settlements,net 17.7 3.1

Restructuring & otller special ems 127.2 48.8

Adjusted EBITDA $ 504.6 $ 459.7

Reconciliation of Non-GAAP Metrics

a. Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit dived by total revenue.

(Unaudited; USD in millions) Three Months Ended

March 31,

2015 2014

GAAP eost of sale $ 1,041.6 $ 977.8

Deduct

Purchase accounting related amortization

(140.2) (99.9)

Acquisition related costs (12.3) (17.6)

Restructuring & other special items (8.0) (10.3)

Adjusted cost of sales $ 881.1 $ 850.0

Adjusted gross profrt (a)

$ 990.6 $ 865.6

Adjusted gross marg n (a)

53% 50%

GAAP R&D

$ 169.9 $ 118.0

Deduct

Restructuring & other specialitems (17.9) (0.9)

Adjusted R&D $ 152.0 $ 117.1

Adjusted R&D as % of total revenue

8.1% 6.8%

GAAP SG&A

$ 483.2 $ 377.7

Deduct

Acquisition related costs

(66.5) (5.8)

Restructuring & other special items (7.8) (19.4)

Adjusted SG&A $ 408.9 $ 352.5

Adjusted SG&A as % of totalrevenue

21.8% 20.5%

Reconciliation of Non-GAAP Metrics

(Unaudited; USD In millions) Throe Mo

Ma nths Endod rch 31,

2015 2014

GAAP pre.-tax income s 61 s 152

Pr&-la.X tossrelated to the dean energy iwestments 23 19

P\Jn:hase accoonUng related amoniz.otlon,lndudlng prodoet and IPR&D assot lmpalrmeru 144 104

Litigallon settlements. net 18 3

Acquisition related costs (primarilyincluded in selling. general and administrative expense) 79 23

Interest expense. primarily accretion of contingent consideration and amortization of c:onvenible debt discouu 21 19

Resuucturing and— speclallu.ms 40 28

Adjusted pre-tax inoome $ 386 s 348

GAAP Income tax expense $ 5 s 35

Tax •“oct of edjuscments to pro-tax Income and other Income tax related hems (72) (52)

Adjusted income tax expense $ 77 s 87

Adfusted e“ectlve tax rate 20% 25%

GAAP net cash provided by operating activities

$ 267 s

268

Add:

Acquisition related oosts 68 14

R&D expense 4

Olh«

Adjusted cash provided by operating aaivilies s 336 s 286

Summary of Revenues by Segment

1. The constant currency percent change is derived by translating third party net sales for the current period at prior year comparative period exchange rates.

(Unaudited; USD in millions) Three Months Ended Three Months Ended

March 31, Percent Change

Constant

2015 2014 Actual Curroncy’11

Generics:

Third party net 3EIIC3

North America $ 844.8 s 782.2 8% 8%

Europe 406.2 355.9 14% 33%

Rest of Wood 392.5 370.2 6% 12%

Totalthird party ne1sales 1,843.5 1,508.3 9% 15%

Other third party revenues 11.6 6.2

Totalthird party revenues 1,655.1 1,514.5

Generics total revenues

Specialty:

Third party net sales 211.1 194.7 8% 8%

Other third party revenues 5.5 6.4

Totalthird party reve.nues 216.6 201.1

lntersegment sales

Specialty total revenues

Elimination of intersegOilent sales (3.5) (3.0)

Consolidated totalrevenues $ 1,871. 7 s 1,715. 6 9% 15%

1.5

1.3

1,656.6

1,515.8

2.01.7218.6202.8

Reconciliation of Non-GAAP Metrics

(Unaudited; USD in millions)	Year Ended December 31,						
	2014	2013	2012	2011	2010	2009	2008
GAAP total revenues	$ 7,720	$ 6,909	$ 6,796	$ 6,130	$ 5,451	$ 5,093	$ 5,138
Exclusion of revenue from sale of Bystolic	—	—	—	—	—	—	(468)
Acceleration of deferred revenue	—	—	—	—	—	(29)	—
Restructuring and other special items	—	—	—	—	—	(2)	—
Adjusted total revenues	$ 7,720	$ 6,909	$ 6,796	$ 6,130	$ 5,451	$ 5,062	$ 4,670
GAAP pre-tax income (loss)	$ 975	$ 747	$ 804	$ 655	$ 356	$ 227	$ (72)
Exclusion of revenue from sale of Bystolic	—	—	—	—	—	—	(468)
Acceleration of deferred revenue	—	—	—	—	—	(29)	—
Pre-tax loss related to the clean energy investments	79	22	17	—	—	—	—
Purchase accounting related amortization, including product and IPR&D asset impairments	419	371	391	365	309	283	489
Goodwill impairment charge	—	—	—	—	—	—	385
Litigation settlements, net	48	(10)	(3)	49	127	226	17
Financing-related costs	33	73	—	34	37	—	—
Acquisition related costs (primarily included in selling, general and administrative expense)	140	50	—	—	—	—	—
Interest expense, primarily accretion of contingent consideration and amortization of convertible debt discount	81	70	67	49	60	43	30
Restructuring and other special items	118	200	190	56	81	90	158
Adjusted pre-tax income	$ 1,893	$ 1,523	$ 1,466	$ 1,208	$ 970	$ 840	$ 539

Mylan
Seeing is believing

43

Reconciliation of Non-GAAP Metrics

(Unaudited; USD in millions) Year Ended December 31,

2014 2013 2012 2011 2010 2009 2008 GAAP income tax expense (benefit) $ 41 $ 121 $ 161 $ 116 $ 10 $ (21) $ 129 Tax effect of adjustments to pre-tax income and other income tax related items (432) (260) (216) (198) (253) (273) (31) Adjusted income tax expense $ 473 $ 381 $ 377 $ 314 $ 263 $ 252 $ 160

GAAP (earnings) loss attributable to the noncontrolling interest $ (4) $ (3) $ (2) $ — $ — $ (15) $ 4 Restructuring and other special items — — — — — 10 —Adjusted (earnings) loss attributable to the noncontrolling interest $ (4) $ (3) $ (2) $ — $ — $ (5) $ 4

Adjusted pre-tax income $ 1,893 $ 1,523 $ 1,466 $ 1,208 $ 970 $ 840 $ 539 Adjusted income tax expense (473) (381) (377) (314) (263) (252) (160) Less: Preferred Dividend — — — — — — (139) Adjusted (earnings) loss attributable to the noncontrolling interest (4) (3) (2) (1) — (5) 4 Adjusted net income $ 1,416 $ 1,139 $ 1,087 $ 893 $ 707 $ 583 $ 244

Diluted shares 398 394 420 439 313 307 304 Add: If-converted shares — — — — 125 143 —Adjusted diluted shares 398 394 420 439 438 450 304

Adjusted diluted earnings per share $ 3.56 $ 2.89 $ 2.59 $ 2.04 $ 1.61 $ 1.30 $ 0.80

Reconciliation of Non-GAAP Metrics

The reconciliations below are based on management’s estimate of adjusted net earnings and adjusted diluted EPS, adjusted EBITDA and adjusted cash provided by operating activities for the twelve months ending December 31, 2015. Mylan expects certain known GAAP amounts for 2015, as presented in the reconciliation below. Other GAAP amounts, including those related to potential litigation, asset impairments and restructuring programs that would be excluded from the adjusted results are possible, but their amounts are dependent on numerous factors that we currently cannot ascertain with sufficient certainty or are presently unknown. These GAAP amounts are dependent upon future events and valuations that have not yet occurred or been performed. The unaudited forecasted amounts presented below are stated in millions, except for earnings per share data.

Twelve Months Ended December 31, 2015 Lower Upper

GAAP net earnings and diluted GAAP EPS $ 1,005 $ 2.03 $ 1,080 $ 2.16 Purchase accounting related amortization 820 850 Interest expense, primarily amortization of convertible debt discount 35 45 Non-cash accretion of contingent consideration liability 35 40 Pre-tax loss of clean energy investments 90 105 Financing related 35 40 Restructuring and other special items 200 260 Tax effect of the above items and other income tax related items (245) (270) Adjusted net earnings and adjusted diluted EPS $ 1,975 $ 4.00 $ 2,150 $ 4.30

Reconciliation of Non-GAAP Metrics

Twelve Months Ended

(Unaudited; USD in millions) December 31, 2015 Lower Upper GAAP net earnings $ 1,005 $ 1,080 Add adjustments: Net contribution attributable to the noncontrolling interest and equity method investees 80 100 Income taxes 245 300 Interest expense 285 335 Depreciation and amortization 1,000 1,090 EBITDA $ 2,615 $ 2,905 Add adjustments: Stock-based compensation expense 65 90 Restructuring & other special items 200 260 Other expense, net 20 45 Adjusted EBITDA $ 2,900 $ 3,300

Twelve Months Ended

(Unaudited; USD in millions) December 31, 2015 Lower Upper GAAP cash provided by operating activities $ 1,533 $ 1,683 Add: Acquisition related costs 50 90 Financing related 40 50 Up-front R&D licensing payments 20 30 Other (43) (53) Adjusted cash provided by operating activities $ 1,600 1,800

Reconciliation of Non-GAAP Metrics

(Unaudited; USD in millions) Year Ended December 31,

2014 2013 2012 2011 2010 2009 2008 GAAP net earnings attributable to Mylan Inc. before preferred dividends $ 929 $ 624 $ 641 $ 537 $ 345 $ 233 $ (196) Add / (Deduct) adjustments: Net contribution attributable to the noncontrolling interest and equity method investments 95 37 18 2 1 16 (1) Income taxes 41 121 161 116 10 (21) 129 Interest expense 333 313 309 336 332 319 380 Depreciation and purchase accounting amortization, including product and IPR&D asset impairments 568 516 547 511 435 401 600 EBITDA $ 1,966 $ 1,611 $ 1,676 $ 1,502 $ 1,123 $ 948 $ 912 Add / (Deduct) adjustments: Stock-based compensation expense 66 47 43 42 31 31 31 Bystolic revenue — — — — — — (468) Goodwill impairment charge — — — — — — 385 Litigation settlements, net 48 (10) (3) 49 127 226 17 Restructuring & other special items 286 307 176 84 118 49 157 Adjusted EBITDA $ 2,366 $ 1,955 $ 1,892 $ 1,677 $ 1,399 $ 1,254 $ 1,034

47